

03054864

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
JUN 26 2003
605

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40413

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2003
WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Buckman, Buckman, & Reid, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 West Front Street
(No. and Street)

Red Bank	NJ	07701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Snyder — 732-530-0303 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGuigan & Company, P.C.
(*Name — if individual, state last, first, middle name*)

1973 Highway 34, Bldg E	Wall	NJ	07719
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, H. John Buckman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buckman, Buckman, & Reid, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Robert M. Snyder
Notary Public - Monmouth Co., NJ
My Commission Expires July 12, 2006

Notary Public

Signature

Chairman & CEO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


mcguigan & company PC
certified public accountants

1973 Highway 34
Wall, New Jersey 07719
732-974-8717 · Fax 732-974-1231
www.mcguiganco.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Buckman, Buckman & Reid, Inc.

We have audited the accompanying statements of financial condition of Buckman, Buckman & Reid, Inc. (a New Jersey corporation) as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buckman, Buckman & Reid, Inc., as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGuigan + Company, P.C.

McGuigan & Company, P.C.
Certified Public Accountants

January 29, 2003
Wall, New Jersey



BUCKMAN, BUCKMAN & REID, INC.
Statements of Financial Condition
December 31, 2002 and 2001

ASSETS

	2002	2001
Cash and cash equivalents	$ 17,840	$ 47,590
Income tax refunds receivable	80,500	221,665
Deposit with clearing organization	140,000	270,000
Securities owned		
Marketable, at market value	88,758	106,587
Not readily marketable, at market value	20,406	23,197
Receivable from clearing organization	129,102	450,124
Other receivables	109,634	61,487
Prepaid expenses and other assets	56,632	69,977
Property and equipment at cost, net of accumulated depreciation of $113,517 in 2002 and $92,241 in 2001	16,108	37,384
	$ 658,980	$ 1,288,011

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Accounts payable and accrued expenses	$ 209,209	$ 550,390
Subordinated loans	85,000	85,000
Total liabilities	294,209	635,390
Stockholders' equity		
Common stock, no par value - authorized 10,000 shares; issued and outstanding 2,567 shares in 2002 and 2,600 shares in 2001	173,663	223,663
Additional paid in capital	104,333	104,333
Retained earnings	86,775	324,625
Total stockholders' equity	364,771	652,621
	$ 658,980	$ 1,288,011

See accompanying notes to financial statements